Fortuna reports consolidated financial results for 2013

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 17, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) today reported revenue of $137.4 million, cash generated from operations, before changes in working capital, of $40.9 million, a net loss of $19.1 million in 2013, and adjusted net income of $9.4 million. The net loss includes a one-time non-cash tax provision of $7.7 million related to the initial recognition of the Mexican mining tax reform, and a non-cash impairment charge of $20.4 million, net of tax, related to the impact of declining silver prices on the carrying value of the Caylloma mine in Peru.

Jorge A. Ganoza, President and CEO, commented, “In 2013, the company once again delivered on its production guidance while successfully implementing company-wide capital and operating cost cutting measures in the face of declining metal prices. Our cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $7.03. Our all-in sustaining cash cost per payable ounce of silver for the year was $20.45, in line with guidance.” Mr. Ganoza continued, “In 2014, silver and gold production will increase by 30 percent and 52 percent, respectively, to 6 million ounces of silver and 32,300 ounces of gold, and our all-in sustaining cash cost per payable ounce of silver is expected to decrease to $17.14. The incorporation of the Trinidad North discovery into our production blend at San Jose by 2015 reinforces continued organic production growth at a lower all-in sustaining cash cost.”

2013 Financial Statements and MD&A Highlights:

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Sales of $137.4 million

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Cash flow from operations before changes in non-cash working capital of $40.9 million

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Adjusted net income of $9.4 million or earnings per share of $0.08

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Net loss of $19.1 million after a non-cash impairment charge of $20.4 million, net of tax

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Cash and short term investments as at December 31, 2013 of $49.1 million

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Working capital as at December 31, 2013 of $66.4 million

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Silver and gold production of 4,631,264 ounces and 21,242 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $7.03

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All-in sustaining cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $20.45

Fourth-Quarter 2013 Financial Statements and MD&A Highlights:

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Sales of $36.4 million

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Cash flow from operations before changes in non-cash working capital of $11.2 million

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Adjusted net income of $3.0 million or earnings per share of $0.02

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Net loss of $14.9 million after a non-cash impairment charge of $10.2 million, net of tax

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Silver and gold production of 1,460,125 ounces and 7,052 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $6.56

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All-in sustaining cash cost per ounce of payable silver, net of by-product credits for gold, lead and zinc, was $15.49

2014 Production and All-In Sustaining Cash Cost Guidance:

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6 million ounces of silver; 30 percent increase over 2013

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32,300 ounces of gold; 52 percent increase over 2013

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All-in sustaining cash cost per ounce of payable silver*, net of by-product credits gold, lead and zinc, of $17.14

(*) All-in sustaining cash cost calculated using Au = $1,300/oz, Pb = $2,100/t and Zn = $1,900/t

2013 Year-End Results

Net loss for the year ended December 31, 2013, amounted to $19.1 million, compared with $31.5 million of net income for the year ended December 31, 2012. The loss was driven by a non-cash impairment charge of $20.4 million, net of tax (2012: $nil) and by a one-time non-cash income tax provision of $7.7 million resulting from the initial recognition of the Mexican mining tax reform.

The company’s adjusted net income was $9.4 million (2012: $34.1 million), (a non-GAAP measure calculated as follows: net loss add back write-off of mineral properties, impairment of mineral properties, plant and equipment, and initial recognition impact of Mexico mining tax reform).  The decrease with respect to 2012 was driven by lower sales of 15 percent related mainly to lower silver and gold prices of 24 percent and 15 percent respectively.  The impact of lower metal prices on our sales was partially offset by higher ounces of silver sold, of 16 percent, reflecting mostly the expansion to 1,800 from 1,150 tpd at the San Jose mine.   Mine operating earnings decreased 41 percent to $41.8 million (2012: $70.7 million) and gross margins (mine operating earnings over sales) fell from 44 percent to 30 percent reflecting the effect of lower metal prices.

Cash flow from operations, before changes in working capital, decreased 34 percent to $40.9 million (2012: $62.2 million). The decrease reflects the negative impact of lower metal prices on our sales offset by the lower taxes paid at Caylloma in 2013.

The company’s cash and cash equivalents and short term investments as at December 31, 2013, totaled $49.1 million (December 31, 2012: $64.7 million) and working capital was $66.4 million ($87.4 million).

Fourth-Quarter 2013 Results

The fourth-quarter net loss was $14.9 million (Q4 2012: income $8.5 million), resulting in a loss per share of $0.12 (Q4 2012 earnings per share: $0.07). The loss was driven by a non-cash impairment charge of $10.2 million, net of tax (Q4 2012: $nil) and by a one-time non-cash income tax provision of $7.7 million (Q4 2012: $nil) resulting from the initial recognition of the Mexican mining tax reform.

The company’s fourth-quarter adjusted net income was $3.0 million (Q4 2012: income $8.5 million), (a non-GAAP measure calculated as follows: net loss add back write-off of mineral properties, impairment of mineral properties, plant and equipment, and initial recognition impact of Mexico mining tax reform). The corresponding adjusted income before taxes was $6.5 million compared to $8.0 million in the prior year period.  The decrease with respect to the fourth-quarter 2012 was driven mainly by lower silver and gold prices of 37 percent and 26 percent respectively, partially offset by higher silver and gold sold resulting from the expansion at the San Jose mine of 49 percent and 64 percent respectively.  Mine operating earnings decreased 22 percent to $10.4 million (Q4 2012: $13.3 million) and gross margins fell from 35 percent to 29 percent reflecting the impact of lower metal prices, partially offset by lower unit cash costs per tonne at both San Jose and Caylloma of 23 percent and 7 percent respectively.  Also contributing to offset the negative impact of metal prices were lower selling, general and administrative expenses which were reduced by $1.5 million.

Cash generated by operating activities, before changes in working capital, was $11.2 million, a decrease of 6 percent over the prior-year period, mainly because of lower sales, of 4 percent.

Operating Results

	YEAR TO DATE RESULTS
	Years ended December 31,
	2013			2012
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated

Silver (oz)	2,104,061	2,527,203	4,631,264	2,038,579	1,949,178	3,987,757
Gold (oz)	2,212	19,031	21,242	2,781	17,918	20,699
Lead (000's lbs)	17,780	-	17,780	17,886	-	17,886
Zinc (000's lbs)	25,211	-	25,211	22,396	-	22,396
Copper (000's lbs)	-	-	-	48	-	48
Production cash cost (US$/oz Ag)*	7.65	6.53	7.03	8.07	3.76	5.96
All-in sustaining cash cost (US$/oz Ag)*	20.83	15.89	20.45	24.05	15.64	23.02
* Net of by-product credits

Silver and gold production for the year ended December 31, 2013, totaled 4,631,264 ounces and 21,242 ounces, respectively, exceeding by 3 percent and under by 10 percent, respectively, the company’s production guidance for 2013. Compared with the previous year, silver and gold production increased 16 percent and 3 percent, respectively, largely because of the San Jose mill expansion to 1,800 tpd in September 2013.

All-in sustaining cash cost per ounce of payable silver for 2013, net of by-product gold, lead and zinc, was $20.45 (2012: $23.02). The decrease resulted from lower operating and capital costs per ounce in spite of lower gold by-product credits.  (A non-GAAP measure).

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	158,218	98,348	456,048	369,022
Average tonnes milled per day	1,741	1,107	1,296	1,055

Silver
Grade (g/t)	202	177	194	188
Recovery (%)	89	88	89	88
Production (oz)	917,668	491,181	2,527,203	1,949,178
Gold
Grade (g/t)	1.42	1.39	1.46	1.74
Recovery (%)	89	88	89	87
Production (oz)	6,420	3,854	19,031	17,918
Unit Costs
Production cash cost (US$/oz Ag)*	5.55	8.38	6.53	3.76
Production cash cost (US$/tonne)	63.38	82.82	71.41	74.10
Unit Net Smelter Return (US$/tonne)	147.76	198.53	160.76	209.70
All-in sustaining cash cost (US$/oz Ag)*	10.78	29.09	15.89	15.64
* Net of by-product credits

Silver annual production for 2013 was 3 percent above guidance. Gold annual production was 8 percent below guidance due to variations in the head grade relative to the resource model. The company is analyzing the reasons for these variations and is taking measures to improve the accuracy of gold grade estimates predicted by the resource model and the mining schedule production plans.  The expansion of the San Jose Mine’s processing plant capacity to 1,800 from 1,150 tpd was successfully completed and commissioned in September 2013 on time and on budget.

Silver and gold production for 2013 was 30 percent and 6 percent above the previous year respectively. Silver production increased on the back of higher processed ore of 24 percent and 3 percent higher head grade. Gold production saw a modest increase due to a reduction in head grades of 16 percent, where our mine plan contemplated an 8 percent reduction.

Cash cost per tonne of processed ore for 2013 was 4 percent below with respect to 2012 and in line with guidance.  All-in cash cost per ounce, net of by-product gold, at San Jose was $15.89 in 2013, in line with guidance.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	116,127	115,522	458,560	462,222
Average tonnes milled per day	1,290	1,256	1,284	1,266

Silver
Grade (g/t)	174	176	173	177
Recovery (%)	83	79	82	77
Production (oz)	542,457	519,549	2,104,061	2,038,579
Gold
Grade (g/t)	0.38	0.34	0.36	0.40
Recovery (%)	44	40	42	47
Production (oz)	632	514	2,212	2,781
Lead
Grade (%)	1.59	2.16	1.92	1.99
Recovery (%)	93	90	91	88
Production (000's lbs)	3,770	4,936	17,780	17,886
Zinc
Grade (%)	2.88	2.78	2.83	2.56
Recovery (%)	91	87	88	86
Production (000's lbs)	6,676	6,135	25,211	22,396
Copper
Production (000's lbs)	0	0	0	48
Unit Costs
Production cash cost (US$/oz Ag)*	8.29	9.30	7.65	8.07
Production cash cost (US$/tonne)	90.49	96.80	91.22	87.28
Unit Net Smelter Return (US$/tonne)	145.51	196.29	161.19	183.29
All-in sustaining cash cost (US$/oz Ag)*	18.55	24.75	20.83	24.05
* Net of by-product credits

Silver annual production was 6 percent over guidance mainly due to an improvement in silver metallurgical recovery from 77 percent to 82 percent. In the fourth-quarter of 2012, the company implemented recommendations to improve metallurgical recoveries following extensive testing conducted over several months. Positive results were achieved in November and December, with silver recoveries improving to 82 percent throughout 2013.

When compared to the prior year silver production for 2013 increased 3 percent due to the increase in metallurgical recoveries of 6 percent, despite slightly lower head grades (down 2 percent).   Zinc production increased 13 percent year-over-year as a result of higher head grade and was in line with plan. Lead production was stable when compared with the previous year albeit 8 percent below plan.

Cash cost per tonne of processed ore at Caylloma for 2013 was $91.22, an increase of 5 percent from 2012, but 5 percent lower than guidance.  This decrease is the result of cost reducing measures undertaken at the beginning of the third quarter which consisted mainly of an optimization of mine preparation activities and reductions in related personnel expenses and technical services. All-in cash cost per ounce, net of by-products gold, lead and zinc, at Caylloma in 2013 was $20.83 in line with guidance for the year.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference Call to Review 2013 Year-End Financial and Operations Results

Date:  Tuesday, March 18th, 2014

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern | 11:00 a.m. Lima

Dial in number (Toll Free): +1.877.407.0778

Dial in number (International): +1.201.689.8565

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13577328

Playback of the webcast will be available until June 18th, 2014.  Playback of the conference call will be available until March 31st, 2014 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.